Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 16, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ashley Vroman-Lee and Ken Ellington

Re:	Thornburg Income Builder Opportunities Trust

File Nos. 333-241035 and 811-23600

Dear Ms. Vroman-Lee and Mr. Ellington:

The following responds to the comment provided by Mr. Ellington via telephone on June 9, 2021 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Thornburg Income Builder Opportunities Trust (the “Trust” or “Registrant”).1

ACCOUNTING

1.

Comment: Please confirm if the expense waiver will be subject to recoupment. If so, please disclose the terms of the recoupment and ensure that the recoupment period is limited to three years from the date of the waiver or reimbursement. If applicable, please also disclose that any recoupment would be limited to the lesser of (i) the expense limit at the time of the waiver and (ii) the expense limit in effect at the time of recapture.

Response: The Registrant confirms that the expense waiver is not subject to recoupment.

*    *    *

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Michael J. Spratt, Assistant Director

Michael J. Shaffer, Branch Chief

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